Exhibit 99.1

TEEKAY LNG PARTNERS L.P. CLOSES

ACQUISITION BY STONEPEAK

AND WILL REBRAND AS SEAPEAK

Hamilton, Bermuda, January 13, 2022 - Teekay LNG Partners L.P. (the Partnership) (NYSE: TGP) today announced that it completed the previously announced acquisition of the Partnership by investment vehicles managed by Stonepeak.

All common units will convert into the right to receive $17.00 per common unit in cash, subject to deductions of applicable withholding tax. The common units, which trade on the New York Stock Exchange (“NYSE”) under the ticker symbol “TGP”, will be suspended from trading today and delist from the NYSE within 10 days.

The Partnership’s Series A and B preferred units, which trade on the NYSE under the ticker symbols “TGP PR A” and “TGP PR B”, respectively, will remain outstanding and continue to trade on the NYSE.

With the acquisition complete, the Partnership will rebrand as Seapeak. The Partnership intends to convert to a limited liability company during the first quarter of 2022, at which time it will change its name to Seapeak LLC and change its Series A and B preferred units ticker symbols to “SEAL PR A” and “SEAL PR B”, respectively.

As Seapeak, the Partnership will launch a new organizational vision and identity, reflecting intentions to renew and grow its primary business of owning and operating LNG carriers, and to explore potential adjacencies.

To explore the new brand, please visit: www.seapeak.com.

About Teekay LNG

Teekay LNG is one of the world’s largest independent owners and operators of LNG carriers, providing liquefied gas services primarily under long-term, fee-based charters through its interests in 47 LNG carriers, 20 mid-size LPG carriers, and seven multi-gas carriers. Teekay LNG’s ownership interests in these vessels range from 20 to 100 percent. In addition, Teekay LNG owns a 30 percent interest in an LNG regasification terminal.

Teekay LNG’s preferred units trade on the New York Stock Exchange under the current symbols “TGP PR A” and “TGP PR B”, respectively.

For more information, please visit: www.teekayLNG.com.

About Stonepeak

Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $43.5 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, and to have a positive impact on the communities in which it operates. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support, and committed partnership to sustainably grow investments in its target sectors, which include communications, energy transition, power and renewable energy, transport and logistics, and water. Stonepeak is headquartered in New York with offices in Austin, Hong Kong, Houston, and Sydney.

For more information, please visit www.stonepeak.com.

For general or IR enquiries contact:	enquiries@teekay.com
For media enquiries contact:	media@teekay.com

For Stonepeak enquiries contact:

Kate Beers

Email: beers@stonepeak.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this press release, other than statements of historical fact, are forward-looking statements. Statements about the expected timing, completion and effects of the proposed conversion in corporate form, the name change of Teekay LNG, future plans and related transactions and all other statements in this press release, other than historical facts, constitute forward-looking statements. Teekay LNG may not be able to complete the proposed conversion due to potential unexpected costs, liabilities or delays, and may not complete future organizational and growth plans (including potentially entering into future adjacent businesses) due to market competition, regulations and other factors, many of which may be outside of the control of the Partnership. Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent Teekay LNG’s views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of Teekay LNG are described in the risk factors included in its filings with the SEC, including Teekay LNG’s Annual Reports on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. Teekay LNG expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

Teekay LNG Partners L.P.    Investor Relations Tel: +1 604 844-6654    www.teekaylng.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda